March 24, 2017

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E. Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Tokai Pharmaceuticals, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2017
File No. 001-36620

Ladies and Gentlemen:

Tokai Pharmaceuticals, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on January 24, 2017 (File No. 001-36620), and amended by Amendment No. 1 to the Preliminary Proxy Statement filed on March 9, 2017 (as amended, the “Preliminary Proxy Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated March 23, 2017 (the “Comment Letter”), relating to Amendment No. 1 to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in Amendment No. 2 to the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 2.

The Company respectfully requests that the Staff confirm that it has no further comments to the Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on March 31, 2017, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 24, 2017

Public Company Market Valuation Analysis-Otic, page 90

1.	We note your response to prior comment 15. Please revise your Summary and Business section to prominently highlight that you are no longer developing OP-01 in its original form and the first generation product compound has now been modified and has been pursued by Otic as a second generation compound that is currently in preclinical development. Additionally, clarify whether you will be required to perform additional phase 1 trials and to what extent you can rely on clinical trials for the original form.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 36, 134 and 159 of Amendment No. 2 to the Preliminary Proxy Statement.

Pipeline Chart, page 136

2.	Your chart currently indicates that OP-01 has completed phase 2 trials; additional formulation work is necessary and you will be required to repeat early development. Please explain why it is appropriate to include a chart indicating that Phase 2 testing of OP-01 is complete given that you will need to perform new preclinical and/or Phase 1 clinical trials for the second generation compound. Please revise the footnote to clearly explain which development stages you will need to repeat. If you believe that you will not have to perform Phase 1 trials of the second generation compound, please tell us the basis for your belief.

Response: In response to the Staff’s comment, the Company has revised the chart on page 136 of Amendment No. 2 to the Preliminary Proxy Statement and has revised the disclosure on pages 2, 134 and 159 of Amendment No. 2 to the Preliminary Proxy Statement to clarify that Otic believes that phase 1 studies will not be needed for the second-generation formulation of OP-01 being developed, however, phase 2 studies with the second-generation formulation will be needed. As described in the revised disclosure in Amendment No. 2, Otic anticipates utilizing the existing clinical data from the prior studies of OP-01 (including the Phase 2 study reflected in the product pipeline chart) in furtherance of the development of the second-generation formulation.

Index to Otic Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-40

3.	Your disclosure of ASU 2014-09 states that the original effective date of this guidance for public entities was for annual reporting periods beginning after December 15, 2016. Please revise your disclosure similar to the disclosure you included on page F-49 of the original filing, since the effective date for this standard is January 1, 2018. Please also include the expected impact similar to your previous disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of Amendment No. 2 to the Preliminary Proxy Statement.

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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 24, 2017

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Stuart M. Falber
Stuart M. Falber

cc:	Jodie P. Morrison

President and Chief Executive Officer

Tokai Pharmaceuticals, Inc.

Jeffrey Gabor, United States Securities and Exchange Commission